FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2002

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

4th Quarter & Full Year 2001

RESULTS

FOURTH QUARTER 2001	2000	%	$ million	FULL YEAR 2001	2000	%
900	3,113	*-71*	**Net Income**	**10,852**	12,719	*-15*
(493)	*(377)*		*Estimated current cost of supplies (CCS) adjustment*	*(700)*	*355*	
1,393	3,490	*-60*	**CCS earnings**	**11,552**	12,364	-7
(516)	*(89)*		*Special credits/(charges)*	*(432)*	*(747)*	
1,909	3,579	*-47*	**ADJUSTED CCS EARNINGS**	**11,984**	13,111	-9
Return on Average Capital Employed				**19.2%**	19.5%	

Key features of full year 2001

- The Group's adjusted CCS earnings (i.e. on an estimated current cost of supplies basis excluding special items) for the year of $11,984 million were the second highest ever, 9% lower than the record results last year. The effects of higher hydrocarbon production, higher marketing margins and cost improvements were more than offset by lower crude oil prices, and lower refining and chemicals margins.
- On an adjusted CCS basis, Royal Dutch earnings per share were €3.79 ($3.39 per share), a decline compared to 2000 of 5% (8% in $ per share), and Shell Transport earnings per share were 33.9p, a decrease of 3%. Earnings per share were favourably impacted by the share buyback programme.
- The Return on Average Capital Employed (ROACE) on a CCS earnings basis for the twelve months to December 31, 2001 was 19.2%, just below the record 19.5% a year ago.
- The Group's three year performance targets, set in 1998, have now been achieved. Significant improvements in the cost base, a return on average capital employed of 15% at premised conditions (which included $14 a barrel oil) and major portfolio restructuring, including a 40% reduction in Chemical capital employed, have all been delivered.
- Increased final dividends have been proposed of €0.96 per share for Royal Dutch (€1.66 for the full year, up 4.4% from 2000) and of 8.95p per share for Shell Transport (14.80p for the full year, up 1.4%).

A report by Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. on the results of the Royal Dutch/Shell Group of Companies, in which their interests are 60% and 40% respectively.

- Royal Dutch and Shell Transport commenced their share buyback programmes in 2001. During the year, shares were purchased under these programmes for a total consideration of $4.0 billion.

- Exploration and Production adjusted earnings for the year of $8,047 million were 15% lower than in 2000. The benefit of the highest hydrocarbon production in recent history and higher gas realisations went some way to offset the lower oil realisations.
- Downstream Gas and Power adjusted earnings of $1,217 million were a record and were 62% higher than those achieved in 2000. This reflected higher earnings from liquefied natural gas (LNG) operations, largely resulting from the 19% increase in equity LNG sales volumes, and better trading results in North America.
- Oil Products adjusted CCS earnings of $3,377 million were 11% above those achieved last year. These record earnings reflected the benefits of the major cost improvement programme undertaken over the last three years together with the rationalisation of under-performing elements of the portfolio.
- Chemicals adjusted earnings of $241 million were 74% lower than in 2000, reflecting the very difficult trading conditions experienced all year.
- Lower costs contributed to the strong earnings. Cost improvements of $5.1 billion (including $0.7 billion lower exploration expense) were achieved, exceeding the Group's $5 billion target.
- Capital investment for the year totalled $11.8 billion, up 38% from a year ago. The increase was primarily due to higher investment in growth projects in Exploration and Production, including $1 billion for the acquisition of Fletcher Challenge Energy in New Zealand.
- At the end of the year the debt ratio was 8.9%; cash, cash equivalents and short-term securities amounted to $6.7 billion. Cash flow from operating activities for the year was $16.9 billion.

Commentary


$/bbl
Crude Oil Prices
Brent Price
WTI
34
32
30
28
26
24
22
20
18
16
2000 Q4
2001 Q1
2001 Q2
2001 Q3
2001 Q4

In 2001, Brent crude prices averaged $24.45 a barrel compared to $28.50 a barrel in 2000 while WTI crude averaged $25.90 a barrel compared to $30.40 a year earlier. Crude prices were generally above $25 until September as concerns over the economic slowdown in the USA were balanced by the effects of production restraints by the major oil exporting countries. Prices fell sharply after September 11th as fears of a global recession grew. Consequently Brent averaged $19.40 a barrel in the fourth quarter compared to $29.65 a year ago, and WTI averaged $20.35 a barrel compared to $32.10 the previous year. Prices partially recovered late in the quarter as the major oil exporting countries agreed to lower production. The outlook for oil prices remains unsettled.

In 2001, Henry Hub natural gas prices averaged $4.10 per million Btu compared to $4.25 per million Btu in 2000. High gas prices at end of 2000 and in early 2001 encouraged record development drilling and increased industry production. Together with the reduced demand resulting from the downturn in the US economy and milder weather in the second half of the year, this caused stocks to reach record levels in the fourth quarter when the Henry Hub price averaged $2.40 per million Btu. In the fourth quarter 2000, US gas stocks had been at record low levels and the Henry Hub price had averaged $6.25 per million Btu. The high current stock levels are likely to lead to natural gas prices remaining soft during the rest of winter and spring.


$/bbl
Refining margins
WTS USGC coking
Rotterdam
Singapore
2000 Q4
2001 Q1
2001 Q2
2001 Q3
2001 Q4

In 2001, industry refining margins averaged $1.80, $0.80 and $5.30 a barrel in Rotterdam, Singapore and the US Gulf Coast respectively, compared to $3.00, $1.20 and $4.50 a barrel in 2000. Strong US gasoline prices were the mainstay of global refining margins for the first half of the year. Weaker demand and rising stocks later in the year resulted in fourth quarter industry refining margins that averaged $1.45 a barrel in Rotterdam compared to $3.60 a year earlier, $1.25 a barrel in Singapore compared to $1.75, and $2.25 a barrel on the US Gulf Coast compared to $3.95 in the fourth quarter 2000. Refining margins in Europe and the USA are expected to remain under pressure in the first half of 2002, but may benefit later in the year if the US economy begins its recovery. In Asia-Pacific, the surplus refining capacity is likely to ensure that margins remain under pressure throughout the year.


$/t
Cracker margins
US Ethane
W Europe Naphtha
2000 Q4
2001 Q1
2001 Q2
2001 Q3
2001 Q4

Chemicals trading conditions remained very challenging in the fourth quarter, particularly in the USA, where the impact of weak demand and new capacity caused chemical industry plant utilisation to continue to fall. Low gas feedstock prices in the USA meant chemical crackers using liquid feedstocks were particularly disadvantaged. The outlook for chemicals is dependent on the timing of the economic recovery in the USA, and the speed with which changes to customer inventory levels allow it to impact industry capacity utilisation.

Presentations to the financial community on the Group's strategy were made in December 2001; these can be viewed on www.shell.com/investor. The strategy builds on the key themes that have been followed in the last three years, including cost improvement, capital investment discipline, active portfolio management and personal acountability. New targets have been set to drive value growth through robust profitability and competitive edge. These included returns targets at updated reference conditions.

Cost improvements of $5.1 billion (relative to a 1998 baseline) were achieved by the end of 2001, exceeding the $5 billion target. All major businesses contributed to this improvement, with $2.1 billion delivered by Exploration and Production (of which $0.7 billion was from exploration expense savings), $2.1 billion was delivered by Oil Products, $0.7 billion by Chemicals and $0.2 billion from other businesses. New unit cost targets have now been set, equivalent to an improvement of $500 million a year.

In Exploration and Production, a deepwater discovery was made in the Bolia field in Nigeria, while appraisal and production tests confirmed a significant find in the BS-4 block in Brazil. Several fields came on stream during the quarter including Oregano, Serrano, Crosby and Einset in deepwater Gulf of Mexico in the USA and the Kestrel and Skua fields in the UK North Sea. First oil was also produced from the Soroosh/Nowrooz development, offshore Iran. The acquisition of McMurry Energy, a company with proven natural gas reserves in the Rocky Mountains in the USA was completed.

The proved hydrocarbon reserves replacement ratio for 2001 was 74%. Proved reserve additions were 1 billion barrels of oil equivalent (boe). The exploration effort, which produced Bonga SW (offshore Nigeria), the largest industry hydrocarbon discovery of the year, also contributed to total resource additions of 1.5 billion boe; this includes quantities not yet classified as proved reserves. These volumes will potentially be included in proved reserves as finds are fully appraised and as project development plans are finalised. Proved reserves are equivalent to more than 14 years of current production.

In Downstream Gas and Power, Shell was awarded the rights to some 2.5 million tonnes a year of LNG capacity from the planned expansion of El Paso's Elba Island regasification terminal on the East Coast of the USA. The rights are for a 30 year term and the expansion is expected to be operational in 2005. Also in the USA, InterGen (a joint venture with Bechtel) agreed to sell Tejas Gas, a subsidiary that owns a gas pipeline system in Texas. In China, Sinopec and Shell agreed to develop a coal gasification project in Yuezang, Hunan Province.

In Oil Products, all necessary regulatory approvals were received for the downstream joint venture in Germany with RWE-DEA, a wholly owned subsidiary of the RWE Group. The joint venture is operational now and is a leader in the German oil products market, one of the largest in the world. The venture will be consolidated in the Group's financial statements from the first quarter this year. Definitive agreements were reached with Texaco and Saudi Refining Inc. (SRI) that will strengthen Shell's business through the acquisition of Texaco's interests in Equilon and Motiva, the downstream joint ventures in the USA. Shell will acquire Texaco's 44% interest in Equilon to become the sole owner, and Shell and SRI will acquire Texaco's 35% interest in Motiva resulting in 50:50 ownership. These transactions are subject to regulatory approval and are expected to be completed during the first quarter.

In Chemicals, portfolio actions have continued with the rationalisation of polyolefin capacity in both Europe and the USA by Basell, the joint venture with BASF, and the acquisition of the Yabucoa refinery in Puerto Rico. This refinery will be an important source of feedstocks for operations in Texas and Louisiana in the USA.

In Renewables, a 50 megawatt wind farm in Wyoming, USA, started operations and an 80 megawatt wind farm in Texas was acquired. Shell agreed to acquire its partners' 67% interest in the solar photovoltaic joint venture, Siemens und Shell Solar GmbH, subject to regulatory approvals.

Royal Dutch and Shell Transport commenced their share buyback programmes in 2001. During the year, 42.9 million shares in Royal Dutch and 194.9 million shares in Shell Transport were purchased under these programmes (2.0% and 1.96% of the end 2000 issued share capital respectively) for a total consideration of $4.0 billion. A further $0.9 billion has been used for share purchases to underpin employee share option schemes. The Supervisory Board and Board of Management of Royal Dutch and the Board of Shell Transport have each approved the continuation, subject to renewal of shareholder approval and prevailing conditions, of their buyback programmes. Shares can be be purchased from time to time at prevailing market prices.

Exploration and Production

FOURTH QUARTER 2001	2000	%	$ million	FULL YEAR 2001	2000	%
1,237	2,646	*-53*	**Segment earnings**	**8,023**	10,059	***-20***
-	*67*		*Special credits/(charges)*	***(24)***	*623*	
1,237	2,579	*-52*	**Adjusted segment earnings**	**8,047**	9,436	***-15***
2,259	2,277	*-1*	Crude oil production (thousand b/d)	**2,220**	2,274	*-2*
9,689	9,142	*+6*	Natural gas production available for sale (million scf/d)	**9,009**	8,212	*+10*

Adjusted **fourth quarter** earnings of $1,237 million were 52% lower than in the corresponding period last year principally due to lower hydrocarbon prices (oil and gas realisations declined by 35% and 26% respectively) and higher depreciation. These effects were partly offset by the improvement in hydrocarbon volumes.

Compared to the fourth quarter last year, total hydrocarbon production increased by 2% with a 6% increase in gas production partly offset by a 1% decline in oil. Gas production benefited from the acquisition of Fletcher Challenge Energy, new fields in the USA and Egypt and higher demand in the Netherlands, Australia and Nigeria. These increases were partly offset by natural declines in the USA and lower demand in the UK and Germany.

The decrease in oil production was mainly due to normal declines in the UK, USA, Gabon and Australia, field performance in the UK and Oman and divestments, mainly in the UK. Lower OPEC production quotas also affected production from Abu Dhabi and Nigeria. There was a benefit from the inclusion of production from Fletcher Challenge Energy and new fields in the USA and Australia.

Capital investment of $2.6 billion for the quarter was $0.8 billion higher than the corresponding period last year and included exploration expense of $0.3 billion. The higher spending reflected investment in major growth projects such as the Athabasca Oil Sands in Canada, the McMurry acquisition in the USA and the deepwater developments of Na Kika in the USA and Bonga and EA in Nigeria.

Adjusted **full year** earnings of $8,047 million were 15% lower than in 2000. The benefit of the highest hydrocarbon production in recent history and 7% higher gas realisations only partly offset the 15% lower oil realisations and higher depreciation. Cost improvements, compared with a 1998 baseline, have now reached $2.1 billion a year.

Total hydrocarbon production increased by 2% with a 10% increase in gas production partly offset by a 2% decline in oil. Gas production benefited from the acquisition of Fletcher Challenge Energy, new fields in the UK, USA and Egypt, improved field performance in Egypt, and higher demand in the Netherlands, UK and Nigeria. These increases were partly offset by natural declines and divestment in the USA.

The decrease in oil production was mainly due to natural declines in the UK, USA, Gabon and Australia, field performance in the UK and divestments mainly in the UK and USA. These decreases were partly offset by production from Fletcher Challenge Energy and from new fields in the USA and UK.

For the full year 2001, capital investment of $8.0 billion was $3.2 billion higher than in 2000 reflecting the acquisition of Fletcher Challenge Energy and increased investments, mainly in Canada, the USA and Nigeria.

Downstream Gas and Power

FOURTH QUARTER			$ million	FULL YEAR		
2001	2000	*%*		**2001**	2000	*%*
183	188	*-3*	**Segment earnings**	**1,226**	112	-
11	*31*		*Special credits/(charges)*	*9*	*(641)*	
172	157	*+10*	**Adjusted segment earnings**	**1,217**	753	*+62*

Adjusted **fourth quarter** earnings of $172 million were 10% higher than a year ago. This was mainly due to higher liquefied natural gas (LNG) volumes from the plants in Oman and Nigeria. Equity LNG sales volumes in the quarter were 2.3 million tonnes, an increase of 12% compared to the 2.1 million tonnes a year ago. There were also improved earnings in the midstream (i.e. gas storage, transportation and distribution activities) and lower results in the Power business.

The segment earnings of $183 million included a special credit of $11 million from the sale of a natural gas processing plant in the USA.

Full year adjusted earnings of $1,217 million were a record and were 62% higher than the $753 million reported last year. This was mainly due to the growth in the LNG volumes at the plants in Nigeria and Oman which came on stream in 2000, to higher trading income in North America and to a performance bonus related to the natural gas liquids business in the USA. These improvements were partly offset by lower results in Power and higher project development costs associated with growing the business. The growth in the liquefied natural gas sector was reflected in the 19% increase in equity LNG sales volumes, which reached 8.9 million tonnes in 2001 compared to 7.5 million tonnes in 2000.

Segment earnings for the year included net special credits of $9 million. In 2000, segment earnings included net special charges of $641 million, mainly from the restructuring of assets in the USA.

Oil Products

FOURTH QUARTER 2001	2000	%	$ million	FULL YEAR 2001	2000	%
285	848	*-66*	**Segment earnings**	**3,067**	2,068	*+48*
(300)	*(103)*		*Special credits/(charges)*	***(310)***	*(970)*	
585	951	*-38*	**Adjusted segment earnings**	**3,377**	3,038	*+11*
2,914	3,164	*-8*	Refinery intake (thousand b/d)	**2,957**	2,923	*+1*
5,823	5,839	-	Oil product sales (thousand b/d)	**5,720**	5,574	*+3*

Fourth quarter earnings on an adjusted CCS basis of $585 million were 38% below those in the same period last year. Lower earnings in refining and trading more than offset improved earnings in marketing.

Outside the USA, adjusted CCS earnings for the quarter were $561 million compared to $841 million a year ago. Refining earnings declined sharply, principally in Europe where the industry margins were lower than the high levels experienced in the fourth quarter last year, and where there was significantly lower refinery utilisation. Overall refinery intake was 10% lower than a year ago. Refinery expenses rose mainly due to maintenance activities. Earnings from trading were lower, but marketing earnings were higher than a year earlier as supply pressures eased and gross fuels marketing margins rose. Total inland sales volumes were 1% lower than the fourth quarter last year.

In the USA, adjusted earnings were $24 million compared to $110 million a year earlier. Earnings were lower in Equilon, reflecting a decline in industry refining margins on the US West Coast and weaker retail marketing margins. Earnings in Deer Park and Motiva also declined, principally driven by a fall in industry refining margins on the US Gulf Coast. Refinery intake was 10% lower than a year ago, primarily due to the annual rebalancing of Shell's interest in Motiva.

Global segment earnings of $285 million included special charges totalling $300 million. This included $219 million for restructuring and rebranding activities related to the planned acquisition of Texaco's interests in Equilon and Motiva in the USA. There were also charges of $81 million mainly related to litigation in the USA and restructuring within the fuels business in Europe.

Full year adjusted CCS earnings were $3,377 million, an increase of 11% compared to 2000. These record earnings reflected the benefits of the major cost improvement programme undertaken over the last three years together with the rationalisation of under-performing elements of the portfolio. Cost improvements, relative to a 1998 baseline, reached $2.1 billion.

Outside the USA, adjusted CCS earnings were $2,975 million, an increase of 13%. This reflected the benefit of improved earnings in marketing partly offset by lower earnings in refining. Marketing earnings benefited from higher gross fuels margins and the continued roll-out of differentiated fuels, which have now been launched in 40 countries. Increased earnings were also generated by Shell Global Solutions through the provision of technical services to industry customers. The decline in refining earnings occurred principally in Europe, reflecting the fall in industry complex refining margins in Rotterdam. Refinery intake was essentially unchanged.

In the USA, adjusted earnings rose from $395 million in 2000 to $402 million in 2001. Higher earnings in Equilon and Motiva were partly offset by higher residual expenses outside the Alliance companies.

On a global basis, net special charges for the year totalled $310 million and mainly consisted of the restructuring and rebranding charges taken in the USA in the fourth quarter. The special charges of $970 million in 2000 included $800 million ($512 million after minority interests) for the impairment of the Rayong refinery in Thailand.

Chemicals

FOURTH QUARTER			$ million	FULL YEAR		
2001	2000	%		**2001**	2000	%
(98)	206	-	**Segment earnings**	**230**	992	-77
(131)	*100*		*Special credits/(charges)*	***(11)***	*67*	
33	106	*-69*	**Adjusted segment earnings**	**241**	925	*-74*

Adjusted earnings for the **fourth quarter** were $33 million compared to $106 million in the same period last year. These results reflected the continuing difficult trading conditions in all the chemicals businesses, especially in the USA. Unit sales margins were lower than a year ago. The weakness in cracker margins in the USA was exacerbated by the reversal of the normally favourable economics of the liquid feedstocks used by Shell's crackers relative to that of the more commonly used ethane feedstocks. On a like-for-like basis, volumes were slightly higher than a year ago, although plant capacity utilisation was lower.

Segment earnings for the quarter included a net charge of $131 million relating to provisions for litigation, asset disposals and restructuring.

Full year adjusted earnings were $241 million compared to $925 million in 2000. The decline mainly reflected the significantly lower unit margins in all businesses, and particularly in the USA. On a like-for-like basis, volumes were essentially unchanged. Cost improvements have now reached $0.7 billion.

Other industry segments

FOURTH QUARTER		$ million	FULL YEAR	
2001	2000		**2001**	2000
(102)	(31)	**Segment earnings**	**(287)**	(12)
(96)	*13*	*Special credits/(charges)*	***(96)***	*83*
(6)	(44)	**Adjusted segment earnings**	**(191)**	(95)

Adjusted earnings for the **fourth quarter** were a loss of $6 million. This was an improvement of $38 million compared to a year ago. Higher planned spend on developing businesses - Shell Renewables, Consumer, Capital, Hydrogen and Internet Works - to establish new growth areas was more than offset by about $100 million (after tax) of cost recoveries from the businesses. These were for the costs of an enhanced Group wide PC platform that will bring lower support costs and improved internal communication.

Segment earnings contained a special charge of $96 million. This included write downs of assets prior to disposal and restructuring provisions.

Full year adjusted earnings were $96 million lower than in 2000, reflecting increased spend on developing businesses.

Corporate

FOURTH QUARTER		$ million	FULL YEAR	
2001	2000		**2001**	2000
(43)	(258)	**Segment earnings**	**(320)**	(825)
-	*(188)*	*Special credits/(charges)*	-	*(188)*
(43)	(70)	**Adjusted segment earnings**	**(320)**	(637)

Adjusted **fourth quarter** results were $27 million better than a year ago, mainly due to the benefit of lower interest rates and lower borrowings on net interest expense and to favourable tax effects, partly offset by higher central costs.

Full year adjusted results were $317 million better than for the previous year, largely reflecting reduced net interest expense and favourable currency exchange effects.

Segment earnings in 2000 included special charges for the fourth quarter and full year totalling $188 million, mainly related to the endowment of the Shell Foundation.

Note

The results shown for the fourth quarter and full year are unaudited. Audited figures for the full year will be included in the Annual Reports due to be published on April 12.

Quarterly results are expected to be announced on May 2 for the first quarter, August 1 for the second quarter and October 31 for the third quarter of 2002. The 2002 interim dividends are expected to be announced on August 1.

February 7, 2002

Statement of income

QUARTERS				$ million	FULL YEAR		
Q4 2001	Q3 2001	Q4 2000	% *		**2001**	2000	%
40,394	43,079	50,811	*-21*	Sales proceeds	**177,281**	191,511	*-7*
10,669	10,430	10,538		Sales taxes, excise duties and similar levies	**42,070**	42,365	
29,725	32,649	40,273	*-26*	Net proceeds	**135,211**	149,146	*-9*
24,585	26,310	31,999		Cost of sales	**107,839**	118,328	
5,140	6,339	8,274	*-38*	Gross profit	**27,372**	30,818	*-11*
2,754	2,185	2,783		Selling, distribution and administrative expenses	**9,142**	9,033	
344	205	311		Exploration	**882**	755	
150	110	97		Research and development	**387**	389	
1,892	3,839	5,083	*-63*	Operating profit of Group companies	**16,961**	20,641	*-18*
38	786	808		Share of operating profit of associated companies	**3,041**	3,859	
1,930	4,625	5,891	*-67*	**Operating profit**	**20,002**	24,500	*-18*
183	296	301		Interest and other income	**1,059**	974	
246	273	347		Interest expense	**1,133**	1,324	
(32)	(44)	(5)		Currency exchange gains/(losses)	**(30)**	(114)	
1,835	4,604	5,840	*-69*	**Income before taxation**	**19,898**	24,036	*-17*
896	2,082	2,632		Taxation	**8,694**	11,273	
939	2,522	3,208	*-71*	Income after taxation	**11,204**	12,763	*-12*
39	68	95		Minority interests	**352**	44	
900	2,454	3,113	*-71*	**NET INCOME**	**10,852**	12,719	*-15*

* Q4 on Q4 change

Summarised statement of assets and liabilities

$ million	Dec 31 2001	Sept 30 2001	Dec 31 2000
Fixed assets:			
Tangible fixed assets	**51,370**	48,091	47,314
Intangible fixed assets	**939**	915	1,005
Investments	**21,040**	22,594	21,411
	73,349	71,600	69,730
Other long-term assets	**7,716**	7,978	6,838
Current assets:			
Inventories	**6,341**	7,361	7,884
Accounts receivable	**17,467**	20,319	26,611
Short-term securities	**-**	31	4
Cash and cash equivalents	**6,670**	6,985	11,431
	30,478	34,696	45,930
Current liabilities:			
Short-term debt	**3,988**	2,522	3,357
Accounts payable and accrued liabilities	**18,884**	19,808	26,613
Taxes payable	**4,494**	6,614	6,116
Dividends payable to Parent Companies	**6,101**	-	6,612
	33,467	28,944	42,698
Net current assets/(liabilities)	**(2,989)**	5,752	3,232
Total assets less current liabilities	**78,076**	85,330	79,800
Long-term liabilities:			
Long-term debt	**1,832**	3,611	4,070
Other	**4,515**	4,217	4,003
	6,347	7,828	8,073
Provisions:			
Deferred taxation	**7,146**	7,922	7,008
Other	**4,946**	4,902	4,752
	12,092	12,824	11,760
Minority interests	**3,477**	2,803	2,881
NET ASSETS	**56,160**	61,875	57,086

Operational data

QUARTERS					FULL YEAR		
Q4 2001	Q3 2001	Q4 2000	%*		**2001**	2000	%
thousand b/d				**CRUDE OIL PRODUCTION**	thousand b/d		
558	522	608		Europe	**547**	613	
1,161	1,168	1,159		Other Eastern Hemisphere	**1,159**	1,137	
432	402	403		USA	**411**	417	
108	105	107		Other Western Hemisphere	**103**	107	
2,259	2,197	2,277	*-1*		**2,220**	2,274	*-2*
million scf/d **				**NATURAL GAS PRODUCTION AVAILABLE FOR SALE**	million scf/d **		
4,234	2,669	4,322		Europe	**3,684**	3,515	
3,160	3,342	2,519		Other Eastern Hemisphere	**3,066**	2,424	
1,608	1,592	1,643		USA	**1,598**	1,644	
687	676	658		Other Western Hemisphere	**661**	629	
9,689	8,279	9,142	*+6*		**9,009**	8,212	*+10*
million scm/d ***					million scm/d ***		
120	75	123		Europe	**104**	99	
89	95	71		Other Eastern Hemisphere	**87**	69	
46	45	46		USA	**45**	46	
19	19	19		Other Western Hemisphere	**19**	18	
274	234	259	*+6*		**255**	232	*+10*

* Q4 on Q4 change
** scf/d = standard cubic feet per day
*** scm/d = standard cubic metres per day

Capital investment

QUARTERS Q4 2001	Q3 2001	Q4 2000	$ million	FULL YEAR 2001	2000
			Capital expenditure:		
			Exploration and Production:		
1,503	1,020	989	World outside USA	**5,134**	2,774
823	368	324	USA	**1,741**	1,027
2,326	1,388	1,313		**6,875**	3,801
			Downstream Gas and Power:		
103	92	60	World outside USA	**279**	142
6	18	38	USA	**34**	146
109	110	98		**313**	288
			Oil Products:		
			Refining:		
165	80	115	World outside USA	**357**	290
2	-	-	USA	**3**	-
167	80	115		**360**	290
			Marketing:		
623	223	510	World outside USA	**1,102**	968
-	-	-	USA	**-**	-
623	223	510		**1,102**	968
			Chemicals:		
70	39	62	World outside USA	**172**	390
145	122	128	USA	**513**	336
215	161	190		**685**	726
209	22	21	**Other segments**	**291**	136
3,649	1,984	2,247	**TOTAL CAPITAL EXPENDITURE**	**9,626**	6,209
			Exploration expense:		
220	106	208	World outside USA	**589**	563
85	99	78	USA	**268**	190
305	205	286		**857**	753
			New equity investments in associated companies:		
180	56	97	World outside USA	**468**	449
103	19	18	USA	**236**	156
283	75	115		**704**	605
122	88	195	**New loans to associated companies**	**370**	556
-	-	414	**Other investments**	**224**	414
4,359	2,352	3,257	**TOTAL CAPITAL INVESTMENT***	**11,781**	8,537
			*comprising		
2,640	1,612	1,834	Exploration and Production	**8,000**	4,839
310	124	119	Downstream Gas and Power	**810**	483
808	307	781	Oil Products	**1,518**	1,565
269	168	314	Chemicals	**751**	941
210	53	14	Other segments	**332**	153
122	88	195	New loans to associated companies	**370**	556
4,359	2,352	3,257		**11,781**	8,537

Special items (Note 4 - continued)

QUARTERS			$ million	FULL YEAR	
Q4 2001	Q3 2001	Q4 2000	credits/(charges)	**2001**	2000
			Other industry segments:		
(22)	-	-	Restructuring and redundancy	**(22)**	-
(74)	-	-	Asset disposals/impairment	**(74)**	70
-	-	13	Other	-	13
(96)	-	13		**(96)**	83
			Corporate:		
-	-	(188)	Other	-	(188)
-	-	(188)		-	(188)
			Minority interests:		
-	-	-	Impairment in Rayong refinery, Thailand	-	288
-	-	(9)	Other	-	(9)
-	-	(9)		-	279
(516)	(45)	(89)	**SPECIAL ITEMS**	**(432)**	(747)

Proforma earnings per share (Note 5)

QUARTERS Q4 2001	Q3 2001	Q4 2000		FULL YEAR 2001	2000
			ROYAL DUTCH		
0.29	0.78	1.01	Net income per share (€)	**3.43**	3.86
0.26	0.70	0.87	Net income per share ($)	**3.07**	3.56
0.40	0.75	0.98	CCS earnings per share ($)	**3.27**	3.46
0.61	0.86	1.15	Adjusted CCS earnings per share (€)	**3.79**	3.99
0.55	0.76	1.00	Adjusted CCS earnings per share ($)	**3.39**	3.67
			SHELL TRANSPORT		
2.6	7.0	8.7	Net income per share (pence)	**30.7**	33.8
0.22	0.60	0.75	Net income per ADR ($)	**2.65**	3.07
0.34	0.65	0.84	CCS earnings per ADR ($)	**2.82**	2.98
5.4	7.6	9.9	Adjusted CCS earnings per ADR (pence)	**33.9**	34.9
0.47	0.66	0.86	Adjusted CCS earnings per ADR ($)	**2.93**	3.16

Notes

NOTE 1. Accounting policies

The Group's accounting policies are essentially unchanged from those set out in Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2000 Annual Reports and Accounts on pages 40 to 42.

From the first quarter 2001, operating segment results exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are now included in the Corporate segment, and minority interests. Results for earlier quarters have been restated to reflect this change.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects.

NOTE 3. Statement of cash flows

This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 4. Special items

Special items are those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings.

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Press release

FINAL DIVIDEND ANNOUNCEMENT

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) have decided to recommend to the General Meeting of Shareholders, to be held on May 16, 2002, a final dividend of € 0.96, making a total dividend for the year 2001 of € 1.66 per ordinary share. This represents an increase of 4.4 % over the 2000 total dividend.

The total dividend is made up as follows (US dollar amounts are rounded to the nearest cent):

Per N.fl. 1.25 ordinary share:	**Interim (€)**	**Final (€)**	**Total (€)**
2001	0.70	0.96	1.66
2000	0.67	0,92	1,59

US$ per N.fl. 1.25 ordinary share	**Interim (US$)**	**Final (US$)**	**Total (US$)**
2001	0.61	*	*
2000	0.61	0.80	1.41

The amount in dollars to be paid to holders of shares of New York Registry will depend upon the dollar/euro exchange rate ruling in Amsterdam on May 21, 2002. Subject to the approval of the General Meeting of Shareholders, the final dividend (after deduction of Netherlands withholding tax at the appropriate rate) will be paid on June 5, 2002, to the holders of record of shares of New York Registry at the close of business on May 21, 2002.
The shares become ex-dividend in New York on May 17, 2002.

Taxation

The applicable rate of Netherlands withholding tax is 25%.

The Double Taxation Convention between the Netherlands and the United States of America provides for the payment of dividends to qualifying United States residents at a reduced withholding tax rate of 15%. Under the provisions of this Convention the withholding tax rate for qualifying organisations administering or providing pension or other employee benefits may be reduced to 0%. Certain other tax-exempt organisations, e.g. charities, may reclaim the 25% tax withheld provided certain conditions are met.

The Hague, February 7, 2002

Press release

1. The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) announce that Mr L.C. van Wachem will relinquish his position as Chairman of the Supervisory Board of the Company on 30 June 2002, upon reaching the age limit for membership of the Board. Mr Van Wachem, who has been associated with the Royal Dutch/Shell Group of Companies for more than 48 years, has been Chairman of the Supervisory Board since 1 July 1992.

   The Supervisory Board has elected Mr A.G. Jacobs, who has been a member of the Board since 1998, as Chairman with effect from 1 July 2002.

2. The Supervisory Board and the Board of Management will propose to the General Meeting of Shareholders to be held on 16 May 2002, to appoint Prof.Dr. H.S. Markl to the Supervisory Board of the Company with effect from 1 July 2002.

   Prof. Markl was born in Germany in 1938. After studies in Biology, Chemistry, Geography and Philosophy at the University of Munich, he followed a distinguished academic career. In 1996 he was appointed to his current position of President of the Max-Planck-Gesellschaft in Munich.

3. It will also be proposed to the General Meeting of Shareholders that Jonkheer A.A. Loudon, who is due to retire this year by rotation, be re-appointed as a member of the Supervisory Board.

4. The Supervisory Board and the Board of Management further announce that at the aforesaid General Meeting of Shareholders it will be proposed that Mr M.A. Brinded be appointed a Managing Director of the Company with effect from 1 July 2002.

   It is the intention that after his appointment as a Managing Director of the Company, Mr. Brinded be appointed a member of the Presidium of the Board of Directors of Shell Petroleum N.V. and a Managing Director of The Shell Petroleum Company Limited with effect from 1 July 2002, thereby becoming a Group Managing Director of the Royal Dutch/Shell Group of Companies.

   Malcolm Brinded was born in the United Kingdom in 1953. He graduated in Engineering from Cambridge University in 1974, when he joined Shell Internationale Petroleum Maatschappij in The Hague. His career with companies of the Royal Dutch/Shell Group includes assignments in the Netherlands, Brunei, Oman and the United Kingdom. In 1998 he became Managing Director of Shell U.K. Exploration and Production in Aberdeen and in 1999 he also became the Shell U.K. Country Chairman. In 2001 he was appointed to his current position of Director Planning, Environment and External Affairs with Shell International Ltd. in London, whilst continuing his position as Country Chairman for the U.K.

The Hague, February 7, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on February 7, 2002 it purchased 500,000 ordinary shares at a price of 56.48 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on February 7, 2002 it purchased for cancellation 1,452,049 ordinary shares at a price of 476.96 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 43,361,352 ordinary shares leaving ordinary shares outstanding in the market of 2,100,935,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 196,336,775 ordinary shares, leaving ordinary shares outstanding in the market of 9,747,172,951. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, February 8, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 13 February 2002

Managing Director	General Attorney
(W. van de Vijver)	(R. van der Vlist)